Filed by SunTrust Banks, Inc.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange
Act of 1934

Subject Company: Wachovia Corporation
Commission File No. 1-9021

Date: July 11, 2001

The following is an advertisement which ran today in the Wall Street Journal

Wachovia Shareholders:

Q: When can a Dividend Increase <u>Not</u> be a Dividend Increase?

A: When it comes from First Union.

If the First Union merger is approved and completed, you will be forced to surrender your Wachovia shares in exchange for First Union shares. First Union proposes to provide you with a pro forma annual common stock dividend rate of only $1.92 per share – $0.48 per share less than you currently receive from Wachovia.

First Union tells you it will try to make up for this shortfall in one of two ways – a $0.48 per share one-time payment (Option 1) or the issuance of a new and complicated security that First Union calls a DEP (Option 2).

But here's the catch: In Option 1, the payment, in fact, is a <u>onetime</u> payment. And in Option 2, the first $0.48 of any increase in First Union's common stock dividend serves only to <u>reduce</u> the dividend on the DEP – with no net gain in total dividends to you. **First Union's common stock dividend would have to increase by more than $0.48 per share before a DEP holder would see the first penny of a dividend increase.**

The following table compares the SunTrust dividend proposal and the First Union dividend proposal, assuming a 6% annual common dividend growth rate over a five-year period (2002–2006):

Illustrative Dividend Per Wachovia Share in Future Years

$2.40
$2.54
$2.70
$2.85
$3.03
$2.40
$2.04
$2.16
$2.29
$2.42
$2.40
$2.40
$2.40
$2.40
$2.42
2002
2003
2004
2005
2006
SunTrust
First Union Option 1
First Union Option 2

Of course, no one can guarantee future dividends, but as you make your choice, remember that over the past five years SunTrust's dividend has ***<u>grown</u>*** by 93%, while First Union's dividend ***<u>declined</u>*** by more than 12%.

SunTrust has never cut its dividend – and has increased it every year since its formation in 1985. In contrast, First Union cut its dividend in half just last December – several weeks after First Union CEO Ken Thompson was quoted in the press as saying, "We've got plenty of capacity to generate all of the capital we need in this company. At the end of the day, we didn't need to cut the dividend." But they did!

Which company do you trust with your future dividends? The Choice is Clear.

SunTrust is proposing what we believe is a superior merger with a superior partner and a ***better dividend***. If you want the opportunity for a merger with SunTrust, it is critical that you vote **<u>AGAINST</u>** the First Union transaction. Please sign, date and return the **BLUE** proxy card today.

If you have questions or need assistance in voting your shares, please call INNISFREE M&A Incorporated toll-free at **877-750-9501**.

SUNTRUST

www.suntrustwachoviaproposal.com

800-480-5772

On May 14, 2001, SunTrust delivered a merger proposal to the Board of Directors of Wachovia. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in its proposed merger with Wachovia. Investors and security holders are urged to read the registration statement (when available) and any other relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the registration statement (when available) and such other documents at the SEC's Internet Web site at www.sec.gov. The registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753). Note: Dividends are payable on SunTrust common stock when, as and if declared by the Board of Directors of SunTrust out of funds legally available therefor. Accordingly, any declaration of dividends on SunTrust common stock in the future will be at the discretion of the SunTrust Board of Directors and will depend upon SunTrust's future earnings and financial condition and other factors. While SunTrust has not reduced the dividend on its common stock at any time in the past, there can be no assurance that SunTrust will continue to pay dividends on SunTrust common stock in the amounts set forth in this letter or otherwise. These same factors should be viewed as being generally applicable to the payment of dividends by First Union and Wachovia.